FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

July, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2016

▪    Net income attributable to Endesa Chile’s shareholders increased from Ch$ 90,571 million as of June 2015 to Ch$ 237,448 million as of June 2016.

▪    Net electricity generation increased 3% to 8,912 GWh as a result of higher hydroelectric generation (+ 159 GWh) as a consequence of the higher level of water available and greater thermal generation (+ 78 GWh) explained by greater availability of Bocamina power plant facilities and in which the replacement of LNG by coal is worth highlighting.

▪    Physical energy sales increased 7% (+ 791 GWh) reaching 12,139 GWh, due to higher sales to regulated customers related to greater electricity demand during the last period.

▪    Operating revenues climbed 15% to Ch$ 848,484 million, due to greater physical sales to regulated customers and a higher average energy sales price expressed in Chilean pesos.

▪    Procurement and services costs decreased 8% reaching a total Ch$ 487,511 million as of June 2016, mainly as a consequence of the lower costs related to fuel consumption and other variable procurement and services costs.

▪    As a result of the factors previously mentioned, EBITDA of Chilean operations increased 111% as of June 2016, reaching a total Ch$ 300,099 million.

▪    Net financial expenses amounted to Ch$ 6,852 million, which favorably compares to the Ch$ 49,532 million net financial expense recorded as of June 2015, mainly as a consequence of higher income from exchange differences.

▪    The income from investments in associate companies increased 36% reaching Ch$ 5,471 million as of June 2016, mainly due to greater net income of GNL Chile.

• 1 •

FINANCIAL SUMMARY

▪    Debt in Chile, corresponding to the continuing operations, increased by US$ 204 million when compared to December 2015, amounting to US$ 1,478 million as of June 2016.

▪    Average interest rate, a significant cost factor, decreased 0.2% when compared to December 2015, to reach 6.1%. This variation was mainly due to better interest rate conditions for USD denominated debt.

▪    Liquidity of the continuing company, Endesa Chile, maintains a solid position:

• Consolidated committed credit facilities: US$ 312 million.

• Consolidated uncommitted credit facilities: US$ 34 million.

• Consolidated cash and cash equivalents: US$ 157 million.

• 2 •

I.- Consolidated Income Statement Analysis

RELEVANT INFORMATION:

On December 18, 2015, the Extraordinary Shareholders' Meeting of Endesa Chile approved the division of the Company, subject to compliance with certain condition precedent requirement. As a result of the division of Endesa Chile, a new corporation named Endesa Américas S.A. was created and was assigned equity interests, assets and liabilities of the non-Chilean businesses of Endesa Chile.

On March 1, 2016, having met the condition precedent requirement, the division of Endesa Chile materialized and from that date the Company Endesa Américas S.A. came into existence.

In consideration of the aforementioned and in accordance with the provisions of the International Financial Reporting Standards, revenues and expenses for the generation business outside Chile for the period of two months ended February 29, 2016, considered as discontinued operations are presented in the item "Income (loss) from discontinued operations" in the comprehensive consolidated income statement.

For comparative purposes, this scheme of presentation has also been applied to the results for first semester of 2015, which were restated in the comprehensive consolidated income statement previously approved.

For more information, please refer to Note 4.2. of the consolidated financial statements of Endesa Chile as of June 30, 2016.

• 3 •

1. - Net Income Analysis

Net income attributable to the controlling shareholders of Endesa Chile, as of June 30, 2016 amounted to Ch$ 237,448 million, compared to Ch$ 90,571 million for the same period of the previous year.

The following table shows comparative figures of continued operations for each item of the income statement as of June 30, 2016 and 2015:

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (Million Ch$)	1H 2016	1H 2015	Chg	Chg %

REVENUES	848,484	735,567	112,917	15%
Sales	843,263	732,368	110,895	15%
Other operating revenues	5,221	3,199	2,022	63%
PROCUREMENT AND SERVICES	(487,511)	(528,721)	41,210	(8%)
Energy purchases	(188,586)	(187,915)	(671)	0%
Fuel consumption	(163,933)	(217,566)	53,633	(25%)
Transportation expenses	(115,393)	(85,476)	(29,917)	35%
Other variable procurement and services costs	(19,599)	(37,764)	18,165	(48%)
CONTRIBUTION MARGIN	360,973	206,846	154,127	75%
Other work performed by entity and capitalized	5,339	7,639	(2,300)	(30%)
Employee benefits expense	(30,642)	(36,119)	5,477	(15%)
Other fixed operating expenses	(35,571)	(36,160)	589	(2%)
GROSS OPERATING INCOME (EBITDA)	300,099	142,206	157,893	111%
Depreciation, Amortization	(66,021)	(58,987)	(7,034)	12%
Reversal of impairment profit	-	110	(110)	-
OPERATING INCOME	234,078	83,329	150,749	181%
NET FINANCIAL EXPENSE	(6,852)	(49,532)	42,680	(86%)
Financial income	918	125	793	634%
Financial costs	(28,187)	(32,966)	4,779	(14%)
Gain (Loss) for indexed assets and liabilities	337	1,262	(925)	(73%)
Foreign currency exchange differences, net	20,080	(17,953)	38,033	(212%)
OTHER NON-OPERATING RESULTS	5,585	8,360	(2,775)	(33%)
Share of profit (loss) of associates accounted for using the equity method	5,471	4,027	1,444	36%
Net Income From Other Investments	80	4,309	(4,229)	(98%)
Net Income From Sale of Assets	34	24	10	42%
NET INCOME BEFORE TAXES	232,811	42,157	190,654	452%
Income Tax	(30,863)	(14,570)	(16,293)	112%
NET INCOME FROM CONTINUING OPERATIONS	201,948	27,587	174,361	632%
Net income (Loss) from discontinued operations after taxes	79,572	168,019	(88,447)	(53%)
NET INCOME	281,520	195,606	85,914	44%

NET INCOME	281,520	195,606	85,914	44%
Owners of parent	237,448	90,571	146,877	162%
Non-controlling interest	44,072	105,035	(60,963)	(58%)
Earning per share (Ch$ /share)	28.95	11.04	17.91	162%

Earning per share from continuing operations (Ch$ /share)	24.10	2.72
Earning per share from discontinued operations (Ch$ /share)	4.85	8.32
Earning per share (Ch$ /share)	28.95	11.04
Weighted average of ordinary shares outstanding (in thousands)	8,201,754.58	8,201,754.58

• 4 •

Operating Income

The operating income as of June 30, 2016 was Ch$ 234,078 million, greater than the Ch$ 83,329 million booked the previous period. EBITDA increased by Ch$ 157,893 million reaching Ch$ 300,099 million as of June 2016. This better performance responded to a Ch$ 112,917 million increase in operating revenues mainly due to higher physical sales (+ 791 GWh), mostly to regulated customers relating to a greater demand, and a higher average energy sales price  expressed in Chilean pesos.

Fuel consumption declined by Ch$ 53,633 million, mainly due to greater hydro dispatch (+ 159 GWh) in addition to a lower price of LNG and coal, given the lower international price of commodities and the replacement of LNG dispatch with coal dispatch as a consequence of the greater availability of Bocamina thermal plant.

Greater hydro dispatch and the replacement in thermal dispatch, additionally led to reducing the marginal costs of the system and therefore, considering the Company holds a buyer position in the market, partially offsets its greater volume of spot market purchases during 2016.

Other procurement and services costs decreased by Ch$ 18,165 million primarily explained by Ch$ 23,318 million lower costs related to the agreement with AES Gener, allowing to use Endesa Chile’s available LNG for the Nueva Renca combined cycle plant. Also, there was a Ch$ 5,477 million reduction in payroll expenses, mainly relating to a lower number of employees.

The effects described above were partly offset by greater transportation and other services costs, which increased by Ch$ 29,917 million, and greater depreciation charges of Ch$7,034 million.

Operating revenues, costs and operating income of continuing operations, for the periods ended June 30, 2016 and 2015, were as follows:

	1H 2016			1H 2015
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Chile	794,844	(658,182)	136,662	693,301	(722,439)	(29,138)
Empresa Eléctrica Pehuenche S.A.	80,316	(22,828)	57,488	102,564	(27,555)	75,009
Compañía Eléctrica Tarapacá S.A. and Subsidiary	117,287	(95,595)	21,692	140,247	(124,022)	16,225
Inversiones GasAtacama Holding Limitada and Subsidiaries	78,212	(61,002)	17,210	95,188	(74,718)	20,470
Consolidation adjustments	(222,175)	223,201	1,026	(295,733)	296,496	763

Total Consolidation	848,484	(614,406)	234,078	735,567	(652,238)	83,329

Energy sales of continuing operations of Endesa Chile and subsidiaries, for the periods ended June 30, 2016 and 2015, were as follows:

• 5 •

ENERGY SALES (Million Ch$)	CHILE

	1H 2016	1H 2015

Sales to regulated customers	604,770	510,158
Sales to unregulated customers	117,985	121,039
Sales at spot market	61,471	78,827

Total energy sales	784,226	710,024

Non-Operating Income

Non-operating income as of June 30, 2016 and 2015 are summarized below:

(Million Ch$)	1H 2016	1H 2015	Chg	Chg %

NET FINANCIAL EXPENSE	(6,852)	(49,532)	42,680	(86%)
Financial income	918	125	793	634%
Financial costs	(28,187)	(32,966)	4,779	(14%)
Gain (Loss) for indexed assets and liabilities	337	1,262	(925)	(73%)
Foreign currency exchange differences, net	20,080	(17,953)	38,033	(212%)
OTHER NON-OPERATING RESULTS	5,585	8,360	(2,775)	(33%)
Share of profit (loss) of associates accounted for using the equity method	5,471	4,027	1,444	36%
Net Income From Other Investments	80	4,309	(4,229)	(98%)
Net Income From Sale of Assets	34	24	10	42%
NET INCOME BEFORE TAXES	123,774	(1,028)	124,802	(12140%)
Income Tax	(30,863)	(14,570)	(16,293)	112%
NET INCOME	92,911	(15,598)	108,509	(696%)
Net income (Loss) from discontinued operations after taxes	79,572	168,019	(88,447)	(53%)
NET INCOME	172,483	152,421	20,062	13%

NET INCOME	281,520	195,606	85,914	44%
Owners of parent	237,448	90,571	146,877	162%
Non-controlling interest	44,072	105,035	(60,963)	(58%)

Net Financial Result

The financial result improved by Ch$ 42,680 million reducing the net financial expense to Ch$ 6,852 million. The aforementioned is mainly explained by:

Lower financial expenses amounting to Ch$ 4,779 million, mainly due to the maturity of an Endesa Chile Yankee Bond in August, 2015.

Lower income related to indexation amounting to Ch$ 925 million primarily due to a Ch$ 761 million lower positive impact on current recoverable taxes, a greater adjustment of UF denominated debt amounting to Ch$ 793 million, partially offset by a Ch$ 671 million greater positive impact of indexation on forward contracts.

Lower Exchange differences expense which declined by Ch$ 38,033 million, mainly as a consequence of positive exchange differences relating to Endesa Chile’s derivatives and structured debt with Enersis Américas.

• 6 •

Other Results not related to Operations

Share of Profit of Associates Accounted for Using the Equity Method

Share of profit of associates accounted for using the equity method rose by Ch$ 1,444 million due to the Ch$ 1,292 million increase in the net income of GNL Chile.

Net Income From Sale of Assets and Other Investments

The variation responds to the income originating from the sale of subsidiary Túnel El Melón S.A for Ch$ 4,207 million, which took place in January, 2015.

Income Tax

Corporate income tax increased Ch$ 16,293 million mainly due to the better results during the first half of 2016, offset by lower exchange differences on investments in foreign related companies accounted for in U.S. dollars.

Discontinued Operations:

The lower income of Ch$ 88,447 million for the first half of 2016 was explained by the division of Endesa Chile that took place on March 1, 2016. From that date on, the equity interests that the Company held in foreign businesses were transferred to the new company Endesa Américas S.A.

Consequently, the comprehensive consolidated income statement of Endesa Chile as of June 30, 2016, only includes two months of the operations of Endesa Chile’s businesses outside Chile, when compared to the same period of the previous year that included six months of operations of those businesses.

2. -Consolidated Balance Sheet Analysis

ASSETS (Million Ch$)	Jun-16	Dec-15	Chg	Chg %

Current Assets	537,540	522,855	14,685	3%
Non-Current Assets	2,894,797	2,866,209	28,588	1%
Discontinued Operations	-	3,889,706	(3,889,706)	(100%)

TOTAL ASSETS	3,432,337	7,278,770	(3,846,433)	(53%)

Total assets of the Company decreased Ch$ 3,846,433 million as of June 2016, when compared to December, 2015, mainly due to:

• 7 •

➢  Current assets increased by Ch$ 14,685 million, equivalent to a 3% increase, mainly as a consequence of:

❖  A Ch$ 66,737 million increase in cash and cash equivalents, mainly due to greater purchase agreements amounting to Ch$ 38,210 million and time deposits for Ch$ 26,664 million.

❖  The above was partially offset by a reduction in trade accounts receivables and other accounts receivables for Ch$ 44,660 million, mainly receivables for sales of energy, tolls and fuel and lower inventories amounting to Ch$ 11,154 million related to greater coal energy generation.

➢  Non-Current assets rose by Ch$ 28,588 million, mainly explained by the following:

❖  A Ch$ 14,674 million increase in non-current accounts receivable from related companies due to an advance payment for fuel purchased from GNL Chile.

❖  An increase in property, plants and equipment amounting to Ch$ 26,671 million due to the Ch$ 88,259 million of new investments during the period and other changes amounting to Ch$ 4,084 million, mainly explained by dismantling provisions, partly offset by the Ch$ 64,926 million depreciation for the period.

❖  A Ch$ 16,878 million decrease in investments booked using the equity method, mainly explained by Ch$ 17,137 million from GNL Quintero S.A. resulting from Ch$ 12,752 million result in financial derivatives, and the reclassification of such investment as assets available for sale amounting to Ch$ 4,794 million. Also, a Ch$ 2,232 million decline in Electrogas S.A., mainly related to declared dividends amounting to Ch$ 3,979 million, negative currency translation differences amounting to Ch$ 954 million, offset by the profit of the period amounting to Ch$ 2,811 million.

❖  A Ch$ 3,884,912 million reduction, as compared to December 2015, in non-current assets classified as assets for sale or to be distributed to shareholders, due to the lower foreign investments figure that is classified as assets to be distributed to shareholders in December 2015 amounting to Ch$ 3,889,706 million, partially offset by the Ch$ 4,794 million investment in GNL Quintero S.A. booked in June 2016.

• 8 •

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Jun-16	Dec-15	Chg	Chg %

Current Liabilities	565,547	676,092	(110,545)	(16%)
Non-Current Liabilities	1,262,997	1,207,004	55,993	5%
Discontinued Operations	-	1,851,784	(1,851,784)	(100%)
Equity	1,603,793	3,543,890	(1,940,097)	(55%)
Equity attributable to owners of parent	1,572,250	2,648,190	(1,075,940)	(41%)
Non-controlling	31,543	895,700	(864,157)	(96%)

TOTAL EQUITY AND LIABILITIES	3,432,337	7,278,770	(3,846,433)	(53%)

Total equity and liabilities of the Company decreased by Ch$ 3,846,433 million as of June, 2016 when compared to December 2015, mainly explained by the following:

➢  Current liabilities decreased by Ch$ 110,545 million, which represents a 16% reduction, mainly due to the following:

❖  A Ch$ 83,402 million reduction in accounts payable to related parties mainly due to the Ch$ 47,115 million dividend payment to Enersis Chile and the loan payment to Enersis Américas amounting to Ch$ 45,266 million.

❖  A Ch$ 6,678 million reduction in trade accounts payable and other accounts payable primarily due to dividend payments amounting to Ch$ 32,958 million and payments to suppliers of goods and services for Ch$ 21,711 million, partly offset by the increase in energy and fuel suppliers amounting to Ch$ 58,764 million.

❖  A Ch$ 6,829 million reduction in other current provisions as a consequence of payments made regarding legal proceedings and fines.

➢  Non-Current liabilities increased by Ch$ 55,993 million, which represents a 5% increase, mainly explained by the following:

❖  A Ch$ 71,441 million increase in Other non-current financial liabilities, mainly due to forward contracts amounting to Ch$ 26,482 million, new bank loans for Ch$ 136,870 million, partially offset by exchange differences and bonds indexation amounting to Ch$ 40,978 million.

❖  The aforementioned figures were partially offset by a Ch$ 15,766 million reduction in deferred tax liabilities.

• 9 •

➢  Net equity declined by Ch$ 1,940,097 million when compared to December 2015:

❖  The portion attributable to the owners of the controlling shareholder decreased by Ch$ 1,075,940 million explained by the reduction of Other comprehensive income that amounted to Ch$ 37,331 million, and by the Ch$ 1,154,112 million distribution to shareholders arisen as a consequence of the spin-off of the Company, partly offset by the Ch$ 237,448 million profit of the period.

❖  The equity of non-controlling shareholders declined by Ch$ 864,157 million primarily explained by the Ch$ 64,963 million reduction of Other comprehensive income and the Ch$ 839,096 million distribution to shareholders, partly offset by the Ch$ 44,072 million profit of the period.

Evolution Of Key Financial Ratios

RATIO		Unit	Jun-16	Dec-15	Jun-15	Chg	Chg %

Liquidity	Liquidity	Times	0.95	0.68	-	0.27	40%
	Acid-test *	Times	0.89	0.63	-	0.26	41%
	Working capital	Million Ch$	(28,007)	(433,192)	-	405,185	(94%)
Leverage	Leverage **	Times	1.14	1.05	-	0.09	9%
	Short-term debt	%	30.9%	36.2%	-	(5.3%)	(15%)
	Long-term debt	%	69.1%	63.8%	-	5.3%	8%
	Financial expenses coverage***	Times	38.62	11.23	4.95	27.39	244%
Profitability	Op. income / Op. Revenues	%	27.6%	-	27.0%	0.6%	2%
	ROE ****	%	13.3%	-	12.4%	0.9%	7%
	ROA ****	%	7.0%	-	8.4%	(1.4%)	(17%)

* (Current assets - inventories - prepayments)/ current liabilities
** Total debt / (equity + minority interest)
*** EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
**** Annualized figures

These ratios have been calculated for 2015 as if discontinuing operations would have not been carried out.

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 33,767 million negative net cash flow during the first half of 2016, broken down as follows:

CASH FLOW (Million Ch$)	1H 2016	1H 2015	Chg	Chg %

Net cash flows from (used in) operating activities	261,087	318,512	(57,425)	(18%)
Net cash flows from (used in) investing activities	(75,548)	(286,791)	211,243	(74%)
Net cash flows from (used in) financing activities	(219,306)	(310,956)	91,650	(29%)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(33,767)	(279,235)	245,468	(88%)

• 10 •

Operating activities recorded a Ch$ 261,087 million positive cash flow, which represents an 18% decline when compared to June, 2015. This cash flow is mainly comprised by Ch$ 1,332,074 million in payments received for sales of goods and services, offset by Ch$ 777,485 million payments made to suppliers of goods and services, tax payments for Ch$ 69,661 million and employee related payments amounting to Ch$ 44,590 million.

As a consequence of the materialization of the division of Endesa Chile, the obligation to pay taxes in Peru for a total of approximately 577 million Peruvian Soles (Ch$ 116,053 million approx.) were accrued. This tax, which was paid in March, 2016, was charged because the Income Tax Law in Peru taxes the transfer of equity interests, held by Endesa Chile in Peru, to Endesa Américas S.A. The calculation of the tax to be paid is based on the difference between the sales value and the purchase value of such shareholdings. This payment is included as “Other cash outflows” and substantially explains the reduction in the operating cash flow when compared to the first half of 2015.

Investment activities booked a Ch$ 75,548 million negative cash flow, mainly related to the acquisition of property, plants and equipment amounting to Ch$ 75,639 million.

Financing activities recorded a Ch$ 219,306 million negative cash flow. This cash flow is primarily a consequence of loan and financial leasing payments amounting to Ch$ 118,173 million, dividend payments that reached Ch$ 123,211 million and interest payments amounting to Ch$ 52,834 million. These payments were offset by cash inflows amounting to Ch$ 294,715 million received from related and third party loans.

Capex and Depreciation

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	1H 2016	1H 2015	1H 2016	1H 2015

Endesa Chile	36,824	160,497	41,311	35,592
Pehuenche	473	240	4,333	4,242
Inversiones Gas Atacama	165	-	5,527	5,835
Celta	15,582	8,018	13,755	12,662
EASA (Group)	6,592	23,075	-	-
Emgesa	12,329	106,237	-	-
Generandes Peru (Group)	3,674	12,389	-	-

Total Consolidated	75,639	310,456	64,926	58,331

• 11 •

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Company in terms of establishing their risk management policy, the following are regarded with particular importance:

➢   Compliance with the rules of good corporate governance.

➢   Strict compliance with all of the Group’s internal rules.

➢   Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III.  Authorized Operators.

➢   The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

➢   All business operations and corporate departments operate within the approved limits of each case.

➢   The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Chile policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rates.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that allow variable interest rates to be converted to fixed rates.

The financial debt structure of the Endesa Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

• 12 •

INTEREST RATE	Jun-16	Dec-15
	%	%

Fixed Interest Rate	79%	92%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

➢  Endesa Chile’s subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

➢  Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

➢  Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, Endesa Chile Group focuses on maintaining a balance between cash flows indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Endesa Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

➢  Fuel purchases for electricity generation.

➢  Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the Company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

• 13 •

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits. As of June 30, 2016, the Company held swaps for 576,000 barrels of Brent  to be settled between July and November 2016, 4.2 million MMBTU of Henry Hub gas to be settled between July and October 2016, and 255,000 tonnes of API2 coal to be settled between July and December 2016. As of December 31, 2015 there were swap operations outstanding for 133,000 barrels of Brent.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 18 and 19 and appendix 4, respectively.

As of June 30, 2016, the liquidity position of the Endesa Chile Group was Ch$ 104,162 million in cash and cash equivalents, and Ch$ 338,744 million in long-term committed credit facilities. As of December 31, 2015, the Endesa Chile Group’s liquidity was Ch$ 37,425 million in cash and other cash equivalents and Ch$ 142,032 million in long-term committed credit facilities.

Credit Risk

The Endesa Chile Group carries out a detailed follow-up of credit risk.

•          Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Credit risk is therefore monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•          Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities (with a credit rating equivalent to investment grade, wherever possible), with limits set for each entity.

• 14 •

Investment banks selection considers those with investment grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities in Chile and abroad, all transactions taking place with investment-grade entities.

Risk Measurement

The Endesa Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

➢  Financial debt.

➢  Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

➢  US dollar Libor interest rate.

➢  The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 173,652 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

• 15 •

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Endesa Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Endesa Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit lines, of which one signed in February 2016 was disbursed. Furthermore, this credit lines contain provisions under which certain events other than non-payment, in the Endesa Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Endesa Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Endesa Chile’s local bonds and credit lines, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Endesa Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

• 16 •

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

• 17 •

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: July 27, 2016